

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 25, 2013**

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	1-5128	42-0410230
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)
1716 Locust Street, Des Moines, Iowa		**50309-3023**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 25, 2013, Meredith Corporation issued a news release reporting earnings for the third fiscal quarter and nine months ended March 31, 2013. The related conference call script is attached as an exhibit.

Item 9.01 Financial Statements and Exhibits

    (c) Exhibits

        99   Conference call script of conversation with analysts on April 25, 2013, concerning news release of the same date which reported earnings for the third fiscal quarter and nine months ended March 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: April 25, 2013

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on April 25, 2013, concerning news release of the same date which reported earnings for the third fiscal quarter and nine months ended March 31, 2013.

Exhibit 99



MEREDITH CORPORATION

FISCAL 2013 THIRD QUARTER

INVESTOR CONFERENCE CALL

Mike Lovell:

Good morning and thanks everyone for joining us. We'll begin the call this morning with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Tom Harty, President of our National Media Group; and Paul Karpowicz, President of our Local Media Group.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy:

Good morning everyone. I hope you have seen our news release issued earlier today detailing our results. I am pleased to report a strong fiscal 2013 third quarter as we grew total company revenues by 7 percent and earnings per share by 9 percent, excluding special items.

There is always a bit of uncertainty as we enter a new calendar year, particularly when it comes to advertising. Before discussing quarterly operating group performance in detail, let me give you some of my thoughts on early Calendar 2013:

- First, we are generating robust digital performance across the Company. Digital consumer metrics are at an all-time high and we grew digital ad revenues 45 percent in the quarter. Digital growth of course has been a major point of emphasis for Meredith. I am pleased with how we are executing our strategies. This includes driving record online magazine subscription orders to our print magazines.

- One of those digital strategies was to acquire Allrecipes.com, the world's largest digital food media brand. We celebrated the one-year anniversary of its acquisition during the quarter, and we've made tremendous progress on the brand's growth initiatives during this past year. We've increased consumer traffic; created a mobile-specific Allrecipes capability that consumers are using in grocery store aisles at growing rates. We continued the brand's international growth, as well.

- Additionally, we are very excited about a recent test issue test of a magazine based on the Allrecipes brand. Consumer response has been very strong, and we will have another test issue in our fiscal 2013 fourth quarter. We will have a decision on whether or not to move forward with a launch of an Allrecipes magazine when we report fiscal 2013 year-end earnings at the end of July.

- We are seeing improvement in early Calendar 2013 National Media Group print advertising as well. I am also pleased to report that the first year of our innovative Meredith Sales Guarantee program - which guarantees our marketers a return on their investment - was in fact a major success. As you may recall, the Meredith Sales Guarantee uses independent data from Nielsen's Homescan program to prove that advertising in Meredith magazines increases product sales at retail. We are expanding the program based on those first year results.

- We are seeing growth in businesses not dependent on advertising as well in early Calendar 2013. Brand licensing revenues are up, boosted by our program expansion at Walmart. Meanwhile, Meredith Xcelerated Marketing, our marketing services business, is off to a good start. All of its major clients renewed their programs, and we have added several new clients and expanded business with current clients as well.

- In our Local Media Group, we're encouraged by our success in growing retransmission fees - an increasingly important revenue stream that's helping offset the every-other-year absence of political advertising dollars. In addition, we've gained a national cable distribution platform for *The Better Show* with the Hallmark Channel, and Joe will elaborate on that new initiative in a few moments.

- Finally, we continue to demonstrate our commitment to Total Shareholder Return. Fueled by our strong cash flow, we increased our annual dividend rate by 7 percent in February, the 20th consecutive year we've increased the dividend. Over the last decade, we've grown our dividend at an average annual rate of approximately 15 percent. Additionally, we continued our share repurchase program.

To summarize, I am pleased with our progress in early Calendar 2013. Now let's take a closer look at operating group performance.

NATIONAL MEDIA GROUP

The National Media Group's third quarter fiscal 2013 was characterized by strengthening performance across all major business activities, resulting in operating profit growth. I'll begin our discussion with a look at advertising performance:

- Fiscal 2013 third quarter advertising revenues grew 5 percent, driven by our acquisitions of the EveryDay with Rachael Ray, FamilyFun and Allrecipes brands, along with our existing digital properties.

- On a comparable basis, advertising revenues declined 3 percent from the prior-year period. This represents a significant improvement over results in the first half of fiscal 2013.

- We delivered strong gains in the food and beverage, financial services and home categories. Weakness in the prescription drug category - our 3rd largest - continued, reflecting a combination of factors that include popular drugs exiting patent protection; a lack of new drugs entering the pipeline; and a more cautious approach to marketing in response to regulatory issues.

- Our weighted average net revenue per magazine page grew 5 percent in the quarter.

- Digital advertising revenues grew more than 55 percent, led by the addition of Allrecipes. On a comparable basis, digital advertising revenues grew a very strong 16 percent.

While we are seeing an improving trend in early Calendar 2013 advertising revenues, the National Media Group continues to operate in a tough environment. We're pleased our initiatives have doubled magazine advertising market share over the last decade. According to data from the Publishers Information Bureau, our share stood at approximately 11 percent in the third quarter of fiscal 2013.

To further strengthen performance, we are pursuing a variety of strategies:

- **First, we're adding scale via acquisition and operational excellence.** Today we are the No. 1 print and digital media company in the food category. We are also a strong leader in the parenthood, home and Hispanic categories. We continue to look for brands across media platforms that offer compelling subject matter to women, our primary consumer.

- **Second, we continue to enhance the creative side of our business.** This strengthens our consumer connection, and helps advance our advertising objectives. So far in fiscal 2013, we've launched fresh new designs for *Fitness* and *FamilyFun,* and a new look for Parents.com. These come on the heels of recent design upgrades at *Parents, Ladies' Home Journal, Traditional Home, Midwest Living* and *EatingWell* magazines. We have a refresh for *Better Homes and Gardens* coming in the May issue, and our Must-Have Recipes app has just launched for Android devices as well.

- **Finally, we're expanding our key brands across media platforms.** We've spoken at length about our efforts to develop the tablet and mobile opportunity. We now have approximately 550,000 tablet customers - nearly 2 percent of our total circulation. Additionally, the 20 mobile apps we've launched have now been downloaded more than 22 million times.

Turning to circulation, revenues were higher in the third quarter of fiscal 2013 for three primary reasons: growth from our existing, or comparable, titles; the addition of EveryDay with Rachael Ray and FamilyFun; and the contribution from the Allrecipes test issue.

Regarding the Allrecipes magazine, we poly-bagged 10 million sample copies that were distributed along with certain Meredith magazines. As I mentioned earlier, we generated a very strong consumer response and number of paid orders. While we incurred certain creative, production and distribution costs, this sampling method resulted in significant savings in postage and direct mail compared to traditional subscription acquisition methods. And most importantly, the consumer was able to touch and feel a real Allrecipes magazine that resulted in strong orders.

Looking at other key National Media Group consumer metrics:

- Magazine readership is at an all-time high of 116 million, according to the most current data from Mediamark Research and Intelligence.

- Traffic to our digital properties grew more than 45 percent in the third quarter of fiscal 2013, driven by the acquisition of Allrecipes, along with aggressive digital marketing initiatives.

- We generated 3.8 million digital orders for print magazine subscriptions during the first nine months of fiscal 2013, up 75 percent from what was generated in the prior-year period. This lowers our subscription acquisition costs, and increases opportunities to up-sell and cross-sell other properties at the digital checkout. Taken together, these factors help us realize an incremental $5 in operating profit per digital order over the average life of a subscription.

- Finally, the strength of our consumer connection can be seen at retail as brand licensing revenues grew in the third quarter of fiscal 2013, driven by a new program with Walmart that further expands the scope of the Better Homes and Gardens brand in its stores. Currently, there are more than 3,000 BHG-branded SKUs available.

I'll close the National Media Group discussion this morning with an update on Meredith Xcelerated Marketing. Operating profit grew in the third quarter of fiscal 2013 over the prior-year period, representing an improvement of results when compared to fiscal 2013 first half results. We have renewed all our major clients for Calendar 2013 and the new business pipeline continues to be strong. We've landed several new accounts - including AT&T and Samsung - along with business expansions with existing clients such as Church & Dwight and Allergan.   We expect these new and expanded programs will translate into growth for Meredith Xcelerated Marketing in Calendar 2013 compared to the prior year.

Now I'll turn it over to Chief Financial Officer Joe Ceryanec to discuss Local Media Group results and our outlook.

LOCAL MEDIA GROUP

JOE CERYANEC:

Thanks, Steve, and good morning everyone.

Our Local Media business continues to have a record year. After delivering best-ever political advertising revenue performance in the first half of fiscal 2013, we grew total revenues by 10 percent.

Our success at growing retransmission revenues is helping us deliver year-over-year revenue gains, even as we begin to cycle against Calendar 2012's very strong political season. We've successfully negotiated favorable contracts with most of the cable and satellite operators in our markets, and we secured new long-term affiliation agreements with CBS and Fox, our major network partners. As we've discussed in the past, this will result in increases in our net profit related to retransmission. We began to see this bump in the third quarter, and we expect that contribution to grow in the fourth quarter and into fiscal 2014 as well.

Turning to fiscal 2013 third quarter advertising performance, non-political advertising revenues were slightly lower than the prior-year period as continued growth in the important automotive, retail and furnishings categories was offset by softness in a number of smaller categories. Also, as we expected, political advertising revenues were lower year-over-year in the third quarter. It was at this time last year that we started seeing early primary money, leading to our best ever political season, and we will be cycling against this for the balance of calendar 2013.

Turning to our consumer connection, our viewership continued very strong during the third quarter of fiscal 2013.   During the February ratings period, our stations in Phoenix, Hartford, Kansas City and Saginaw were No. 1 in their markets from sign-on to sign-off.

We're also very pleased with the growing digital presence for our local brands. Our Kansas City station's website was the top website among all Kansas City media outlets during the third quarter. Meanwhile, our station sites in Hartford, Nashville and Saginaw were the most-visited TV station websites in their respective markets.

Finally, as Steve mentioned, we reached agreement with Crown Media Family Networks for a national distribution of *The Better Show*, our daily syndicated women's lifestyle show, beginning in the Fall of 2013. This is a significant development for Meredith Video Studios, our video content creation unit, as the Hallmark Channel is available in nearly 90 million households. When combined with its current syndication of 160 markets reaching 80 percent of U.S. households, it establishes *The Better Show* as a major presence in the women's lifestyle television marketplace.

FINANCIAL INFORMATION

Now looking at a few other financial details before turning to our outlook:

Total company cash flow from operations increased 7 percent in the first nine months of fiscal 2013 compared to the prior-year period, and totaled approximately $190 million for the 12 months ended March 31, 2013.

As Steve noted, we remain focused on executing our Total Shareholder Return strategy, which includes returning a meaningful portion of our cash flow to shareholders. Consistent with that strategy, we increased our dividend in February. We've grown our dividend at a 15 percent annual rate over the last decade, and today it's yielding approximately 4 percent.

We've been actively buying back our stock, too, repurchasing another 380,000 shares during the third quarter. That brings our total shares repurchased this year to 1.1 million. At March 31, we had a little less than $50 million remaining under our current repurchase authorization.

We also continue to prudently manage our capital. At March 31, our debt-to-EBITDA ratio was a conservative 1.4-to-1, and our debt was $355 million. We have plenty of capacity for future acquisitions - which we will continue to pursue on a very strategic basis.

And lastly, you will note our unallocated corporate expenses increased approximately $9 million over the prior year. That's due primarily to a $5 million special item for professional fees and expenses related to a previously disclosed transaction that did not materialize. In addition, we made the Meredith Foundation contribution this quarter, and also had higher consulting, health care and compensation expenses.

OUTLOOK

Now I'll provide our outlook. Looking more closely at the fourth quarter of fiscal 2013 compared to the prior-year period, we expect:

- National Media Group advertising revenues to be flat to down slightly.

- In our Local Media Group, we expect total revenues to increase in the mid-single digits. Non-political advertising revenues are expected to be flat to up slightly. As I mentioned, we'll be cycling against $3 million in net political advertising revenues recorded in the fourth quarter of fiscal 2012.

We expect fourth quarter fiscal 2013 earnings per share to range from $0.68 to $0.73. When you add that to the $2.17 generated in the first nine months, we expect fiscal 2013 full year earnings per share to be toward the upper end of the original $2.60 to $2.95 range established at the beginning of fiscal 2013. All of these amounts are before special items.

And now we will be happy to answer your questions.